UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated October 26, 2009.

Exhibit 99.1

GOLAR LNG LIMITED - NOTIFICATION OF SHARE TRANSACTION

Golar LNG Limited (“Golar”) announces that its existing total return swap in its own shares (“TRS” or “equity swap”) has terminated. The shares were originally acquired at an average price of NOK 41.00, which based on the closing price of Golar shares today (18 November 2009) of NOK 73.00, will realise a gain of approximately USD1.7m after taking into account financing costs. Concurrently with the termination of the TRS, Golar has directly acquired 300,000 shares at an average price of NOK73.00 (approximately USD13.04).

After this transaction Golar holds a total of 450,000 shares in its own right.

November 18, 2009
Golar LNG Limited
Hamilton, Bermuda

Questions should be directed to:

Golar Management Ltd:	+44 207 063 7900
Chief Financial Officer:	Graham Robjohns

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: November 19, 2009	By:	/s/ Graham Robjohns Graham Robjohns Chief Financial Officer